MORGAN STANLEY
                                                  SPECTRUM SERIES



      November 2005
      Monthly Report




This Monthly Report supplements the Spectrum Funds' Prospectus dated April 25, 2005 and the Prospectus Supplement dated December 15, 2005.





                                                       Issued: December 30, 2005


[MORGAN STANLEY LOGO]

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 HISTORICAL FUND PERFORMANCE
--------------------------------------------------------------------------------

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                                                                                                               INCEPTION-  COMPOUND
                                                                                                                TO-DATE   ANNUALIZED
                    1991   1992  1993  1994  1995  1996  1997  1998  1999  2000   2001  2002  2003  2004  2005   RETURN     RETURN
FUND                  %      %     %     %     %     %     %     %     %     %      %     %     %     %     %       %         %
------------------------------------------------------------------------------------------------------------------------------------
Spectrum Currency...  --      --    --    --    --    --   --     --    -- 11.7   11.1   12.2  12.4 (8.0)  (13.9)    24.1     4.1
                                                                         (6 mos.)                         (11 mos.)
------------------------------------------------------------------------------------------------------------------------------------
Spectrum Global
   Balanced.........  --      --    --  (1.7) 22.8  (3.6) 18.2  16.4   0.8  0.9   (0.3) (10.1)  6.2 (5.6)    4.2     52.2     3.9
                                      (2 mos.)                                                            (11 mos.)
------------------------------------------------------------------------------------------------------------------------------------
Spectrum Select..... 31.2  (14.4) 41.6  (5.1) 23.6   5.3   6.2  14.2  (7.6) 7.1    1.7   15.4   9.6 (4.7)   (4.3)   176.5     7.4
                   (5 mos.)                                                                               (11 mos.)
------------------------------------------------------------------------------------------------------------------------------------
Spectrum Strategic..  --      --    --   0.1  10.5  (3.5)  0.4   7.8  37.2 (33.1) (0.6)   9.4  24.0  1.7    (5.6)    37.4     2.9
                                      (2 mos.)                                                            (11 mos.)
------------------------------------------------------------------------------------------------------------------------------------
Spectrum Technical..  --      --    --  (2.2) 17.6  18.3   7.5  10.2  (7.5)  7.8  (7.2)  23.3  23.0  4.4    (3.2)   128.8     7.8
                                      (2 mos.)                                                            (11 mos.)
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 DEMETER MANAGEMENT CORPORATION
--------------------------------------------------------------------------------

 330 Madison Avenue, 8th Floor
 New York, NY 10017
 Telephone (212) 905-2700

MORGAN STANLEY SPECTRUM SERIES
MONTHLY REPORT
NOVEMBER 2005

Dear Limited Partner:

   The Net Asset Value per Unit for each of the five Morgan Stanley Spectrum Funds as of November 30, 2005 was as follows:

FUND                                         N.A.V.         % CHANGE FOR MONTH
--------------------------------------------------------------------------------
Spectrum Currency                           $12.41                 4.65%
--------------------------------------------------------------------------------
Spectrum Global Balanced                    $15.22                 3.32%
--------------------------------------------------------------------------------
Spectrum Select                             $27.65                 5.03%
--------------------------------------------------------------------------------
Spectrum Strategic                          $13.74                 6.67%
--------------------------------------------------------------------------------
Spectrum Technical                          $22.88                 6.77%
--------------------------------------------------------------------------------

   Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates. In the case of Spectrum Currency, we provide the trading gains and trading losses for the five major currencies in which the Fund participates, and composite information for all other "minor" currencies traded within the Fund.

   The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

   On February 27, 2002, Spectrum Global Balanced, Spectrum Select, Spectrum Strategic, and Spectrum Technical received notification of a preliminary entitlement to payment from the Sumitomo Copper Litigation Settlement Adminstrator, and each Fund has received settement award payments in the amount of $233,074, $4,636,156, $17,556 and $306,400, respectively, as of August 2002,
$0, $45,665, $173 and $3,018, respectively, as of July 2004 and $2,230, $85,000,
$454 and $4,209, respectively, as of November 2005. Spectrum Global Balanced received a settlement award payment in the amount of $2,296 during October 2004. Any amounts received are accounted for in the period received, for the benefit of the limited partners at the date of receipt.

   Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Avenue, 8th Floor, New York, NY 10017 or your Morgan Stanley Financial Advisor.

   I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.

   Sincerely,

/s/ Jeffrey A. Rothman

Jeffrey A. Rothman

Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner for
Morgan Stanley Spectrum Currency L.P.
Morgan Stanley Spectrum Global Balanced L.P.
Morgan Stanley Spectrum Select L.P.
Morgan Stanley Spectrum Strategic L.P.
Morgan Stanley Spectrum Technical L.P.

--------------------------------------------------------------------------------
 SPECTRUM CURRENCY
--------------------------------------------------------------------------------

   [THE FOLLOWING PLOT POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                                       MONTH ENDED        YTD ENDED
                                      NOVEMBER 30,      NOVEMBER 30,
                                          2005              2005
                                      ------------      ------------
           Australian dollar             -0.28             -2.38
           British pound                 -0.94             -8.72
           Euro                          -0.19             -1.88
           Japanese yen                   5.32              14.5
           Swiss franc                    0.39              1.16
           Minor currencies               0.65            -11.24


     Note: Reflects trading results only and does not include fees or interest income.

           Minor currencies may include, but are not limited to, the South African rand, Thai baht, Singapore dollar, Mexican peso, New Zealand dollar, Australian dollar, Polish zloty, Brazilian real, Norwegian krone, and Czech koruna.

FACTORS INFLUENCING MONTHLY TRADING GAINS:

> Gains were recorded from long positions in the U.S. dollar as it rallied throughout the month against its foreign counterparts, particularly the Japanese yen, Norwegian krone, and Swiss franc. Early in the month, the October U.S. jobs report detailed that hourly wages had their biggest increase in more than two years. This data, combined with U.S. Federal Reserve Chairman Alan Greenspan's comments regarding the continued expansion of the U.S. economy, strengthened prospects for more interest rate hikes in the U.S. The U.S. dollar's value advanced further following the unanimous vote by the U.S. Federal Reserve's Federal Open Market Committee to raise the benchmark federal funds target rate 0.25% to 4%, putting federal funds rates at their highest level since June 2001. Meanwhile, the Japanese yen plunged to a new 27-month low relative to the U.S. dollar on comments from Japan's Finance Minister Sadakazu Tanigaki, who said that current exchange rates were appropriate and "reflect the framework of economic fundamentals." The value of the yen declined lower after the Japanese Vice Finance Minister for International Affairs, Hiroshi Watanabe, announced that he saw no reason to take any steps related to the currency's fall. At month-end, the Japanese yen continued its decline after reports of flat Japanese consumer prices advanced expectations that Japan's easy monetary policy would not come to an end in the near-term. European currency values weakened on concerns over ongoing

--------------------------------------------------------------------------------
 SPECTRUM CURRENCY
--------------------------------------------------------------------------------

FACTORS INFLUENCING MONTHLY TRADING GAINS: (CONTINUED)

   violence in France, expectations for widening gaps between European and U.S. interest rates, and uncertainty regarding the policies the newly formed German government coalition would pursue.

> Elsewhere in the currency markets, gains stemmed from short U.S. dollar positions against the Mexican peso as the peso advanced on the release of strong economic data and reports that Mexico's economy grew more than expected in the 2005.

> Smaller gains were provided from long positions in the Brazilian real against the U.S. dollar as the real's value rose ahead of the release of third quarter Gross Domestic Product results for Brazil.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:

> Short positions in the U.S. dollar versus the British pound incurred losses after the U.S. dollar's value strengthened for the reasons mentioned above.

>  Additional  losses resulted from long positions in the U.S. dollar versus the
   South  African  rand  and  Australian   dollar  as  the  values  of  the  two
   commodity-linked currencies advanced on stronger prices for gold.

--------------------------------------------------------------------------------
 SPECTRUM GLOBAL BALANCED
--------------------------------------------------------------------------------

   [THE FOLLOWING PLOT POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                                       MONTH ENDED        YTD ENDED
                                      NOVEMBER 30,      NOVEMBER 30,
                                          2005              2005
                                      ------------      ------------
           Currencies                     0.26             -2.48
           Interest Rates                 0.47              1.42
           Stock Indices                  2.57              7.73
           Energies                       0.18              0.75
           Metals                        -0.01             -0.09
           Agriculturals                  0.06             -0.27

     Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:

> Within the global stock indices, long positions in Japanese, European, and U.S. stock index futures supplied gains as prices increased during the month, largely in response to falling energy prices for energy, strong corporate earnings from each respective region, and positive economic data out of the U.S.

> Short positions in European interest rate futures experienced gains as euribor futures prices trended lower after European Central Bank rates were left unchanged at 2%. Further selling pressure resulted following European Central Bank President Jean-Claude Trichet's comments confirming that European Central Bank would continue to gauge measurements sensitive to the risk of suddenly rising inflation.

--------------------------------------------------------------------------------
 SPECTRUM GLOBAL BALANCED
--------------------------------------------------------------------------------

FACTORS INFLUENCING MONTHLY TRADING GAINS: (CONTINUED)

> In the currency markets, long positions in the U.S. dollar recorded gains as the U.S. dollar rallied throughout the month against the Japanese yen. Early in the month, the October U.S. jobs report detailed that hourly wages had their biggest increase in more than two years. This data, combined with U.S. Federal Reserve Chairman Alan Greenspan's comments regarding the continued expansion of the U.S. economy, strengthened prospects for more interest rate hikes in the U.S. The U.S. dollar's value advanced further following the unanimous vote by the U.S. Federal Reserve's Federal Open Market Committee to raise the benchmark federal funds target rate 0.25% to 4%, putting federal funds rates at their highest level since June 2001. Meanwhile, the Japanese yen plunged to a new 27-month low relative to the U.S. dollar on comments from Japan's Finance Minister Sadakazu Tanigaki, who said that current exchange rates were appropriate and "reflect the framework of economic fundamentals." The value of the yen declined lower after the Japanese Vice Finance Minister for International Affairs, Hiroshi Watanabe, announced that he saw no reason to take any steps related to the currency's fall. At month-end, the Japanese yen continued its decline after reports of flat Japanese consumer prices advanced expectations that Japan's easy monetary policy would not come to an end in the near-term. Elsewhere in the currency markets, gains stemmed from short U.S. dollar positions against the Mexican peso as the peso advanced on the release of strong economic data and reports that Mexico's economy grew more than expected in the 2005.

> In the energy markets, prices for crude oil and its related products weakened in early November due to low demand and mild weather in Europe and the U.S. Prices continued to decline on news that oil production and refining facilities, previously shut down by Hurricanes Katrina and Rita, had fully recovered. Finally, prices were dragged lower at month-end after the U.S. Energy Department and the American Petroleum Institute reported increases in U.S. crude, gasoline, and distillate supplies. Thus, gains were experienced from short futures positions in energy futures.

> In the agricultural markets, gains were achieved from short futures positions in corn and soybeans after prices continued to move lower in response to a large U.S. supply base.

--------------------------------------------------------------------------------
 SPECTRUM SELECT
--------------------------------------------------------------------------------

   [THE FOLLOWING PLOT POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                                       MONTH ENDED        YTD ENDED
                                      NOVEMBER 30,      NOVEMBER 30,
                                          2005              2005
                                      ------------      ------------
           Currencies                     2.25             -3.45
           Interest Rates                   -1             -0.24
           Stock Indices                  1.38              2.92
           Energies                      -0.03              1.48
           Metals                          2.3              1.67
           Agriculturals                  0.54             -0.39

     Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:

> Within the metals markets, profits resulted from long futures positions in both base and precious metals. Base metal prices, particularly copper, aluminum, and zinc, strengthened amid consistent demand from Asia, low supply, and speculation concerning possible market manipulation by a trader from China. Precious metals prices also rallied on strong physical demand from India and China, central bank activities, and inflation driven investor demand.

> In the currency markets, long positions in the U.S. dollar recorded gains as the U.S. dollar rallied throughout the month against its foreign counterparts, particularly the Japanese yen, Swiss franc, euro, and Norwegian krone. Early in the month, the October U.S. jobs report detailed that hourly wages had their biggest increase in more than two years. This data, combined with U.S. Federal Reserve Chairman Alan Greenspan's comments regarding the continued expansion of the U.S. economy, strengthened prospects for more interest rate hikes in the U.S. The U.S. dollar's value advanced further following the unanimous vote by the U.S. Federal Reserve's Federal Open Market Committee to raise the benchmark federal funds target rate 0.25% to 4%, putting federal funds rates at their highest level since June 2001. Meanwhile, the Japanese yen plunged to a new 27-month low relative to the U.S. dollar on comments from Japan's Finance Minister Sadakazu Tanigaki, who said that current exchange rates were appropriate and "reflect the framework of economic fundamentals." The value of the yen declined lower after the Japanese Vice Finance Minister for International Affairs,

--------------------------------------------------------------------------------
 SPECTRUM SELECT
--------------------------------------------------------------------------------

FACTORS INFLUENCING MONTHLY TRADING GAINS: (CONTINUED)

   Hiroshi Watanabe, announced that he saw no reason to take any steps related to the currency's fall. At month-end, the Japanese yen continued its decline after reports of flat Japanese consumer prices advanced expectations that Japan's easy monetary policy would not come to an end in the near-term. European currency values weakened on concerns over ongoing violence in France, expectations for widening gaps between European and U.S. interest rates, and uncertainty regarding the policies the newly formed German government coalition would pursue. Elsewhere in the currency markets, gains stemmed from short U.S. dollar positions against the Mexican peso as the peso advanced on the release of strong economic data and reports that Mexico's economy grew more than expected in the 2005.

> Within the global stock indices, long positions in Japanese, European, and U.S. stock index futures supplied gains as prices increased during the month, largely in response to falling energy prices, strong corporate earnings from each respective region, and positive economic data out of the U.S.

> Gains within the agricultural sector resulted from long futures positions in sugar as prices trended upwards in response to divisions among European Union countries over a proposal to cut sugar export prices required for compliance with a World Trade Organization ruling. At month-end, prices shot higher after European Union agriculture ministers agreed to cut the guaranteed price for sugar by 36%, rather than the formerly proposed 39%. Additionally, European Union officials issued a decision to delay implementation of the price policy for the near future. Additional sector gains were achieved from short futures positions in corn and soybeans after prices continued to move lower in response to a large U.S. supply base.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:

> Losses in the global interest rate markets stemmed from short positions in U.S., Japanese, and European interest rate futures after prices moved higher early in the month on strong demand at government debt auctions. Prices for Japanese fixed-income futures were also pulled higher after Japanese government data indicated that the persistence of deflation would require the Bank of Japan to maintain its current loose monetary policy longer than expected. Later in the month, U.S. and European prices advanced on reduced inflation fears and speculation that the U.S. Federal Reserve would potentially end its cycle of hiking interest rates in early 2006.

--------------------------------------------------------------------------------
 SPECTRUM STRATEGIC
--------------------------------------------------------------------------------

   [THE FOLLOWING PLOT POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                                       MONTH ENDED        YTD ENDED
                                      NOVEMBER 30,      NOVEMBER 30,
                                          2005              2005
                                      ------------      ------------
           Currencies                     1.83             -9.24
           Interest Rates                 0.31              0.87
           Stock Indices                  1.21               0.9
           Energies                       -0.9              0.22
           Metals                         2.94              4.15
           Agriculturals                  1.72             -0.81

     Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:

> Within the metals markets, profits resulted from long futures positions in both base and precious metals. Base metal prices, particularly zinc, aluminum, and copper, strengthened amid consistent demand from Asia, low supply, and speculation concerning possible market manipulation by a trader from China. Precious metals prices also rallied on strong physical demand from India and China, central bank activities, and inflation driven investor demand.

> In the currency markets, long positions in the U.S. dollar recorded gains as the U.S. dollar rallied throughout the month against its foreign counterparts, particularly the Japanese yen, Norwegian krone, Swedish krona, and Swiss franc. Early in the month, the October U.S. jobs report detailed that hourly wages had their biggest increase in more than two years. This data, combined with U.S. Federal Reserve Chairman Alan Greenspan's comments regarding the continued expansion of the U.S. economy, strengthened prospects for more interest rate hikes in the U.S. The U.S. dollar's value advanced further following the unanimous vote by the U.S. Federal Reserve's Federal Open Market Committee to raise the benchmark federal funds target rate 0.25% to 4%, putting federal funds rates at their highest level since June 2001. Meanwhile, the Japanese yen plunged to a new 27-month low relative to the U.S. dollar on comments from Japan's Finance Minister Sadakazu Tanigaki, who said that current exchange rates were appropriate and "reflect the framework of economic fundamentals." The value of the yen declined lower after the Japanese Vice Finance Minister for International Affairs,

--------------------------------------------------------------------------------
 SPECTRUM STRATEGIC
--------------------------------------------------------------------------------

FACTORS INFLUENCING MONTHLY TRADING GAINS: (CONTINUED)

   Hiroshi Watanabe, announced that he saw no reason to take any steps related to the currency's fall. At month-end, the Japanese yen continued its decline after reports of flat Japanese consumer prices advanced expectations that Japan's easy monetary policy would not come to an end in the near-term. European currency values weakened on concerns over ongoing violence in France, expectations for widening gaps between European and U.S. interest rates, and uncertainty regarding the policies the newly formed German government coalition would pursue. Additional sector profits resulted from short positions in the U.S. dollar versus the Australian dollar as the latter currency benefited from rising gold prices.

> Gains within the agricultural sector resulted from long futures positions in sugar as prices trended upwards in response to divisions among European Union countries over a proposal to cut sugar export prices required for compliance with a World Trade Organization ruling. At month-end, prices shot higher after European Union agriculture ministers agreed to cut the guaranteed price for sugar by 36%, rather than the formerly proposed 39%. Additionally, European Union officials issued a decision to delay implementation of the price policy for the near future.

> Within the global stock indices, long positions in European and Japanese stock index futures experienced gains as markets reacted positively to weak energy prices and strong U.S. equity prices. European markets prices were also pulled higher on strong corporate earnings, while Japanese equity markets were buoyed by optimism about the future of the Japanese economy.

> Short positions in short-term European interest rate futures experienced gains as euribor prices trended lower after European Central Bank rates were left unchanged at 2%. Further selling pressure resulted following European Central Bank President Jean-Claude Trichet's comments confirming that European Central Bank would continue to gauge measurements sensitive to the risk of suddenly rising inflation.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:

> Within the energy markets, long futures positions in crude oil, crude oil-related products, and natural gas resulted in losses after prices for crude oil, crude oil related products, and natural gas weakened in early November due to low demand and mild weather in Europe and the U.S.

--------------------------------------------------------------------------------
 SPECTRUM TECHNICAL
--------------------------------------------------------------------------------

   [THE FOLLOWING PLOT POINTS REPRESENT A BAR CHART IN THE PRINTED DOCUMENT.]

                                       MONTH ENDED        YTD ENDED
                                      NOVEMBER 30,      NOVEMBER 30,
                                          2005              2005
                                      ------------      ------------
           Currencies                     4.11              0.07
           Interest Rates                -0.67             -0.44
           Stock Indices                  1.54              2.59
           Energies                      -0.97              2.14
           Metals                         2.72              3.37
           Agriculturals                  0.58             -4.63

     Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:

> In the currency markets, long positions in the U.S. dollar recorded gains as the U.S. dollar rallied throughout the month against its foreign counterparts, particularly the Japanese yen, euro, and Swiss franc. Early in the month, the October U.S. jobs report detailed that hourly wages had their biggest increase in more than two years. This data, combined with U.S. Federal Reserve Chairman Alan Greenspan's comments regarding the continued expansion of the U.S. economy, strengthened prospects for more interest rate hikes in the U.S. The U.S. dollar's value advanced further following the unanimous vote by the U.S. Federal Reserve's Federal Open Market Committee to raise the benchmark federal funds target rate 0.25% to 4%, putting federal funds rates at their highest level since June 2001. Meanwhile, the Japanese yen plunged to a new 27-month low relative to the U.S. dollar on comments from Japan's Finance Minister Sadakazu Tanigaki, who said that current exchange rates were appropriate and "reflect the framework of economic fundamentals." The value of the yen declined lower after the Japanese Vice Finance Minister for International Affairs, Hiroshi Watanabe, announced that he saw no reason to take any steps related to the currency's fall. At month-end, the Japanese yen continued its decline after reports of flat Japanese consumer prices advanced expectations that Japan's easy monetary policy would not come to an end in the near term. European currency values weakened on concerns over ongoing violence in France, expectations for widening gaps between European and U.S. interest rates, and uncertainty regarding the policies the newly formed German government coalition would pursue.

--------------------------------------------------------------------------------
 SPECTRUM TECHNICAL
--------------------------------------------------------------------------------

FACTORS INFLUENCING MONTHLY TRADING GAINS: (CONTINUED)

> Within the metals markets, profits resulted from long futures positions in both base and precious metals. Base metal prices, particularly copper, aluminum, and zinc, strengthened amid consistent demand from Asia, low supply, and speculation concerning possible market manipulation by a trader in China. Precious metals prices also rallied on strong physical demand from India and China, central bank activities, and inflation driven investor demand.

> Within the global stock indices, long positions in Japanese, U.S., and European stock index futures supplied gains as prices increased during the month, largely in response to falling energy prices, strong corporate earnings from each respective region, and positive economic data out of the U.S.

> Gains within the agricultural sector resulted from long futures positions in sugar as prices trended upwards in response to divisions among European Union countries over a proposal to cut sugar export prices required for compliance with a World Trade Organization ruling. At month-end, prices shot higher after European Union agriculture ministers agreed to cut the guaranteed price for sugar by 36%, rather than the formerly proposed 39%. Additionally, European Union officials issued a decision to delay implementation of the price policy for the near future. Additional sector gains were achieved from short futures positions in corn after prices continued to move lower in response to a large U.S. supply base.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:

> In the energy markets, prices for crude oil, crude oil related products, and natural gas weakened in early November due to low demand and mild weather in Europe and the U.S. Prices continued to decline after news regarding the full recovery of oil production and refining facilities that had shut down because of Hurricanes Katrina and Rita. At the end of the month, prices were dragged lower after the U.S. Energy Department and the American Petroleum Institute reported increases in U.S. crude, gasoline, and distillate supplies. As such, losses were incurred from long futures positions within the energy complex.

> Losses in the global interest rate markets stemmed from short positions in U.S. and Japanese interest rate futures after prices moved higher early in the month on strong demand at government debt auctions. Later in the month, U.S. prices advanced on reduced inflation fears and speculation that the U.S. Federal Reserve would potentially end its cycle of hiking interest rates in early 2006.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED NOVEMBER 30, 2005 (UNAUDITED)

                                                  MORGAN STANLEY                         MORGAN STANLEY
                                                  SPECTRUM CURRENCY                  SPECTRUM GLOBAL BALANCED
                                          ---------------------------------      ---------------------------------
                                                            PERCENTAGE OF                          PERCENTAGE OF
                                                           NOVEMBER 1, 2005                       NOVEMBER 1, 2005
                                                              BEGINNING                              BEGINNING
                                            AMOUNT         NET ASSET VALUE         AMOUNT         NET ASSET VALUE
                                            ------         ---------------         ------         ---------------
                                                $                 %                   $                   %
INVESTMENT INCOME
   Interest income (Note 2)                    544,492              .25              141,917                .32
                                           -----------           ------          -----------             ------

EXPENSES
   Brokerage fees (Note 2)                     846,847              .38              169,189                .38
   Management fees (Note 3)                    368,194              .17               45,976                .12
                                           -----------           ------          -----------             ------
      Total Expenses                         1,215,041              .55              215,165                .50
                                           -----------           ------          -----------             ------

NET INVESTMENT LOSS                           (670,549)            (.30)             (73,248)              (.18)
                                           -----------           ------          -----------             ------

TRADING RESULTS
Trading profit (loss):
   Realized                                         --               --              272,469                .62
   Net change in unrealized                 10,936,398             4.95            1,264,599               2.87
   Proceeds from Litigation Settlement              --               --                2,230                .01
                                           -----------           ------          -----------             ------
      Total Trading Results                 10,936,398             4.95            1,539,298               3.50
                                           -----------           ------          -----------             ------
NET INCOME                                  10,265,849             4.65            1,466,050               3.32
                                           ===========           ======          ===========             ======

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED NOVEMBER 30, 2005 (UNAUDITED)

                                            MORGAN STANLEY                                       MORGAN STANLEY
                                           SPECTRUM CURRENCY                                SPECTRUM GLOBAL BALANCED
                           ------------------------------------------------      ------------------------------------------------
                                                                     PER                                                  PER
                                UNITS              AMOUNT            UNIT             UNITS              AMOUNT           UNIT
                           ---------------      ------------       --------      ---------------      ------------       --------
                                                     $                 $                                   $                $

Net Asset Value,
   November 1, 2005        18,632,853.595       220,916,631          11.86        2,996,488.969        44,136,725         14.73
Net Income                             --        10,265,849            .55                   --         1,466,050           .49
Redemptions                  (629,337.989)       (7,810,084)         12.41          (67,244.075)       (1,023,455)        15.22
Subscriptions                 123,403.740         1,531,440          12.41           18,665.230           284,085         15.22
                           --------------       -----------                       -------------        ----------
Net Asset Value,
   November 30, 2005       18,126,919.346       224,903,836          12.41        2,947,910.124        44,863,405         15.22
                           ==============       ===========                       =============        ==========

The accompanying notes are an integral part of these financial statements.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED NOVEMBER 30, 2005 (UNAUDITED)

                                                MORGAN STANLEY                  MORGAN STANLEY               MORGAN STANLEY
                                                SPECTRUM SELECT               SPECTRUM STRATEGIC            SPECTRUM TECHNICAL
                                        ------------------------------  -----------------------------  -----------------------------
                                                        PERCENTAGE OF                  PERCENTAGE OF                  PERCENTAGE OF
                                                      NOVEMBER 1, 2005               NOVEMBER 1, 2005               NOVEMBER 1, 2005
                                                          BEGINNING                      BEGINNING                      BEGINNING
                                            AMOUNT     NET ASSET VALUE     AMOUNT     NET ASSET VALUE     AMOUNT     NET ASSET VALUE
                                        ------------  ----------------  ------------ ----------------  ------------ ----------------
                                             $                 %              $             %                $              %

INVESTMENT INCOME
   Interest income (Note 2)                1,334,849          .25           404,192           .25         1,769,940          .25
                                        ------------        -----       -----------         -----       -----------        -----

EXPENSES
   Brokerage fees (Note 2)                 2,650,309          .50           801,354           .50         3,580,874          .50
   Management fees (Note 3)                1,253,734          .23           363,312           .23         1,548,045          .22
   Incentive fee (Note 3)                         --          --            162,096           .10                --           --
                                        ------------        -----       -----------         -----       -----------        -----
      Total Expenses                       3,904,043          .73         1,326,762           .83         5,128,919          .72
                                        ------------        -----       -----------         -----       -----------        -----

NET INVESTMENT LOSS                       (2,569,194)        (.48)         (922,570)         (.58)       (3,358,979)        (.47)
                                        ------------        -----       -----------         -----       -----------        -----

TRADING RESULTS
Trading profit (loss):
   Realized                                9,296,461         1.75           378,755           .24        14,290,744         2.00
   Net change in unrealized               19,835,153         3.74        11,240,574          7.01        37,560,325         5.24
   Proceeds from Litigation Settlement        85,000          .02               454            --             4,209           --
                                        ------------        -----       -----------         -----       -----------        -----
      Total Trading Results               29,216,614         5.51        11,619,783          7.25        51,855,278         7.24
                                        ------------        -----       -----------         -----       -----------        -----
NET INCOME                                26,647,420         5.03        10,697,213          6.67        48,496,299         6.77
                                        ============        =====       ===========         =====       ===========        =====

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED NOVEMBER 30, 2005 (UNAUDITED)

                                 MORGAN STANLEY                       MORGAN STANLEY                       MORGAN STANLEY
                                SPECTRUM SELECT                     SPECTRUM STRATEGIC                   SPECTRUM TECHNICAL
                      -----------------------------------  -----------------------------------   -----------------------------------
                                                    PER                                  PER                                   PER
                          UNITS          AMOUNT     UNIT        UNITS         AMOUNT     UNIT        UNITS          AMOUNT     UNIT
                      --------------  -----------   -----  --------------  -----------   -----   --------------  -----------   -----
                                           $          $                          $         $                           $         $
Net Asset Value,
   November 1, 2005   20,134,901.755  530,061,708   26.33  12,439,542.815   160,270,764   12.88  33,418,837.405  716,174,734   21.43
Net Income                        --   26,647,420    1.32              --    10,697,213     .86              --   48,496,299    1.45
Redemptions             (591,036.063  (16,342,147)  27.65    (383,402.316)   (5,267,948)  13.74    (799,407.779  (18,290,450)  22.88
Subscriptions            204,244.182    5,647,351   27.65     131,841.304     1,811,500   13.74     378,038.015    8,649,511   22.88
                      --------------  -----------          --------------   -----------          --------------  -----------
Net Asset Value,
   November 30, 2005  19,748,109.874  546,014,332   27.65  12,187,981.803   167,511,529   13.74  32,997,467.641  755,030,094   22.88
                      ==============  ===========          ==============   ===========          ==============  ===========

The accompanying notes are an integral part of these financial statements.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (UNAUDITED)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION. Morgan Stanley Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Spectrum Strategic L.P. ("Spectrum Strategic"), and Morgan Stanley Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships"), are limited partnerships organized to engage in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").

   The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc.
("Morgan Stanley DW"). The clearing commodity brokers for Spectrum Global Balanced, Spectrum Select, Spectrum Strategic, and Spectrum Technical are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). Spectrum Currency's clearing commodity broker is MS & Co. For Spectrum Strategic, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all of the options on foreign currency forward contracts. Demeter, Morgan Stanley DW, MS & Co., MSIL, and MSCG are wholly-owned subsidiaries of Morgan Stanley.

   Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based upon their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

contracts from one period to the next on the Statements of Operations. Monthly, Morgan Stanley DW pays each Partnership interest income equal to 80% of the month's average daily "Net Assets" (as defined in the Limited Partnership Agreements) in the case of Spectrum Currency, Spectrum Select, Spectrum Strategic, and Spectrum Technical, and on 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on Futures Interests.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. The brokerage fees for Spectrum Currency and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

   Brokerage  fees  for  Spectrum  Select,  Spectrum  Strategic,   and  Spectrum
Technical are accrued at a flat monthly rate of 1/12 of 6.00% (a 6.00% annual rate) of Net Assets as of the first day of each month.

   Effective July 1, 2005, brokerage fees for Spectrum Select, Spectrum Strategic, and Spectrum Technical were reduced from 1/12 of 7.25% (a 7.25% annual rate) to 1/12 of 6.00% (a 6.00% annual rate) of Net Assets as of the first day of each month.

   Such brokerage fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative, and continuing offering expenses.

OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.

REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

months after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by the General Partner before the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, in a minimum amount of 50 Units required for each redemption, unless a limited partner is redeeming his entire interest in a Partnership.

   Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISSOLUTION OF THE PARTNERSHIPS. Spectrum Currency, Spectrum Global Balanced, Spectrum Strategic, and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025, regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS

The Partnerships pay brokerage fees to Morgan Stanley DW as described in Note 1. Spectrum Global Balanced, Spectrum Select, Spectrum Strategic, and Spectrum Technical's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL, and Spectrum Currency's cash is on deposit with Morgan Stanley DW and MS & Co., in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

--------------------------------------------------------------------------------
3. TRADING ADVISORS

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Spectrum Currency L.P.
  John W. Henry & Company, Inc.
  Sunrise Capital Partners, LLC

Morgan Stanley Spectrum Global Balanced L.P.
  SSARIS Advisors, LLC

Morgan Stanley Spectrum Select L.P.
  EMC Capital Management, Inc. ("EMC")
  Northfield Trading L.P. ("Northfield")
  Rabar Market Research, Inc. ("Rabar")
  Sunrise Capital Management, Inc. ("Sunrise")
  Graham Capital Management, L.P. ("Graham")

Morgan Stanley Spectrum Strategic L.P.
  Blenheim Capital Management, L.L.C. ("Blenheim")
  Eclipse Capital Management, Inc. ("Eclipse")
  FX Concepts (Trading Advisor), Inc. ("FX Concepts")

Morgan Stanley Spectrum Technical L.P.
  Campbell & Company, Inc. ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")
  Winton Capital Management Limited ("Winton")

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. The management fee for Spectrum Currency is accrued at a rate of 1/12 of 2% per month of Net Assets allocated to each trading advisor on the first day of each month (a 2% annual rate).

   The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% per month of Net Assets allocated to its sole trading advisor on the first day of each month (a 1.25% annual rate).

   The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of Net Assets allocated to EMC, Northfield, Rabar, and Sunrise on the first day of each month (a 3% annual rate) and 1/12 of 2% per month of Net Assets allocated to Graham on the first day of each month (a 2% annual rate).

   The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 3% per month of Net Assets allocated to Blenheim and Eclipse on the first day of each month (a 3% annual rate) and 1/12 of 2% per month of Net Assets allocated to FX Concepts on the first day of each month (a 2% annual rate).

   The management fee for Spectrum Technical is accrued at a rate of 1/12 of 2% per month of Net Assets allocated to JWH and Winton on the first day of each month (a 2% annual rate) and 1/12 of 3% per month of Net Assets allocated to Campbell and Chesapeake on the first day of each month (a 3% annual rate).

INCENTIVE FEE. Spectrum Currency pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

   Spectrum Global Balanced pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to its sole trading advisor's allocated Net Assets as of the end of each calendar month.

   Spectrum Select pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to EMC, Northfield, Rabar, and Sunrise as of the end of each calendar month and 20% of the trading profits experienced with respect to the Net Assets allocated to Graham as of the end of each calendar month.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONCLUDED)

   Spectrum Strategic pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to Blenheim and Eclipse as of the end of each calendar month and 20% of the trading profits experienced with respect to the Net Assets allocated to FX Concepts as of the end of each calendar month.

   Spectrum Technical pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to the Net Assets allocated to Campbell, JWH, and Winton as of the end of each calendar month and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

   Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted.

   For all Partnerships with trading losses, no incentive fee is paid in subsequent months until all such losses are recovered. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each month's subscriptions and redemptions.


MANAGED FUTURES INVESTMENTS ARE SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK, USE SIGNIFICANT LEVERAGE, ARE GENERALLY ILLIQUID, HAVE SUBSTANTIAL CHARGES, ARE SUBJECT TO CONFLICTS OF INTEREST, AND ARE SUITABLE ONLY FOR THE RISK CAPITAL PORTION OF AN INVESTOR'S PORTFOLIO. BEFORE INVESTING IN ANY MANAGED FUTURES INVESTMENT, QUALIFIED INVESTORS SHOULD READ THE PROSPECTUS OR OFFERING DOCUMENTS CAREFULLY FOR COMPLETE INFORMATION WITH RESPECT TO CHARGES, EXPENSES, AND RISKS. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                Demeter Management Corporation
                330 Madison Avenue, 8th Floor
                New York, NY 10017

[MORGAN STANLEY LOGO]

ADDRESS SERVICE REQUESTED










[graphic omitted] printed on recycled paper
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